Enlivex Therapeutics Ltd.

14 Einstein Street

Nes Ziona

Israel 7403618

July 5, 2019

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ada D. Sarmento

Re:	Enlivex Therapeutics Ltd.

Registration Statement filed on Form F-3

Filed on June 28, 2019

File No. 333-232413

Dear Ms. Sarmento:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Enlivex Therapeutics Ltd. (the “Company”) hereby requests acceleration of the effective date of the above-referenced registration statement so that it will become effective at 5:00 p.m., Eastern Daylight Time, on Tuesday, July 9, 2019, or as soon as practicable thereafter.

Should you have any questions or comments regarding this matter, please contact the undersigned at +972.2.6708072 or the Company’s legal counsel, Robert L. Grossman, Esq. at (305) 579-0756 or Drew Altman, Esq. at (305) 579-0589, each of Greenberg Traurig, P.A.

The Company hereby authorizes Drew M. Altman of Greenberg Traurig, P.A. to orally modify or withdraw this request for acceleration.

Sincerely,

Enlivex Therapeutics, Ltd.

By:	/s/ Shai Novik
Name:	Shai Novik
Title:	Executive Chairman

cc:	Robert L. Grossman, Esq.

Drew M. Altman, Esq.

Greenberg Traurig, P.A.